Exhibit 12.01

Alkermes plc

Ratio of Earnings to Fixed Charges

	Year Ended March 31,					Six Months Ended
	2009	2010	2011	2012	2013	9/30/13
	(in thousands)
Earnings Before Income Taxes	131,012	(44,701)	(46,491)	(114,392)	35,441	2,523
Fixed Charges (A)	17,625	9,662	5,088	29,506	50,638	7,696
	148,637	(35,039)	(41,403)	(84,886)	86,079	10,219
Fixed Charges (B)	17,625	9,662	5,088	29,506	50,638	7,696
Ratio of Earnings to Fixed Charges	8.43	(C)	(C)	(C)	1.70	1.33

(A)                               Includes fixed charges (as described in footnote (B) below), less capitalized interest.

(B)                               Fixed charges includes interest expense (including amortization of debt issue costs) and a portion of rent expense representative of the interest factor, which we estimate to be 33%.

(C)                               Due to our losses for the years ended March 31, 2010, 2011 and 2012, the ratio coverage was less than 1:1.  To achieve a coverage ratio of 1:1, we would have had to generate additional earnings of the amounts shown in the table below.

	Year Ended March 31,					Six Months Ended
	2009	2010	2011	2012	2013	9/30/13
	(in thousands)
Coverage deficiency	—	44,701	46,491	114,392	—	—